Fuxing China Group Limited

Hangbian Industry Area

Longhu Town, Jinjiang City

Fujian Province, 362241

The People’s Republic of Chin

December 9, 2025

VIA EDGAR – FORM RW

Division of Corporation Finance

Office of Manufacturing

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attention:	SiSi Cheng Kevin Woody Eranga Dias Asia Timmons-Pierce

Re:	Fuxing China Group Limited
Rule 477 Application for Withdrawal Registration Statement on Form F-1, as amended Filed on April 2, 2024 File No. 333-278459

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933 (the “Act”), Fuxing China Group Limited (the “Company”) respectfully requests the immediate withdrawal of its Registration Statement on Form F-1 (File No. 333-278459) initially filed with the Securities and Exchange Commission (the “Commission”) on April 2, 2024, together with all exhibits, and amendments thereto (the “Registration Statement”), with such application to be approved effective as of the date hereof or at the earliest practical date thereafter. The Company is withdrawing the Registration Statement because it no longer plans to consummate the offering described in the Registration Statement. The undersigned represents that no securities were sold in connection with the Registration Statement.

The Company also acknowledges that no refund will be made for fees paid to the Commission in connection with filing of the Registration Statement. However, the Company requests, in accordance with Rule 457(p) under the Act that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company’s account to be offset against the filing fee for any future registration statement or registration statements.

If you have any questions regarding the foregoing, please contact our counsel at Hunter Taubman Fischer & Li LLC, Ying Li, Esq. at 212-530-2206.

Very truly yours,

Fuxing China Group Limited

By:	/s/ Shaolin Hong
Name: Shaolin Hong
Title: Chief Executive Officer

cc:	Ying Li, Esq.
Hunter Taubman Fischer & Li LLC